Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.500% Senior Medium-Term Notes, Series J due 2032	99.701%	$448,654,500	$41,590.27

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Pricing Supplement dated January 19, 2022 (To Prospectus dated December 9, 2021 and Prospectus Supplement dated December 9, 2021) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File No. 333-261575

Senior Medium-Term Notes Series J

(U.S. $ Fixed Rate)

$450,000,000 2.500% Senior Notes Due 2032

Trade Date: January 19, 2022

Original Issue Date: January 26, 2022

Principal Amount: $450,000,000

Net Proceeds (Before Expenses) to Issuer: $447,979,500

Price to Public: 99.701% plus accrued interest, if any, from January 26, 2022

Commission/Discount: 0.150%

Agent’s Capacity:                 x                  Principal Basis                Agency Basis

Maturity Date: January 26, 2032

Interest Payment Dates: Semi-annually on the 26th day of January and July of each year, commencing July 26, 2022 and ending on the Maturity Date (or the next business day, if an Interest Payment Date falls on a non-business day; the amount of interest payable will not be adjusted for such postponement).

Interest Rate: 2.500% per annum

Redemption Commencement Date: October 27, 2031

Redemption Price: 100% of the principal amount of the Notes redeemed

Optional Redemption: Redeemable in whole or in part at the option of the issuer on or after the Redemption Commencement Date at the Redemption Price, plus accrued and unpaid interest thereon to the date of redemption, on written notice given to the registered holders of the Notes not less than 5 nor more than 30 calendar days prior to the date of redemption.

The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Form:	☒	Book Entry
	☐	Certificated
Redemption:	☐	The Notes cannot be redeemed prior to maturity
	☒	The Notes may be redeemed prior to maturity
Repayment:	☒	The Notes cannot be repaid prior to maturity
	☐	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	☐ Yes ☒ No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Debt Securities—Debt Securities Issued by the Company under the Senior Indenture or the Senior Subordinated Indenture—Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

No PRIIPs or UK PRIIPs KID: No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK. See “Prohibition of Sales to EEA Retail Investors” and “Prohibition of Sales to UK Retail Investors” in the prospectus supplement.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the prospectus supplement under the caption “Plan of Distribution of Medium-Term Notes (Conflicts of Interest).”

Agent	Aggregate Principal Amount of Notes to be Purchased
BofA Securities, Inc.	$121,500,000
Goldman Sachs & Co. LLC	$121,500,000
UBS Securities LLC	$121,500,000
BNY Mellon Capital Markets, LLC	$36,000,000
Intesa Sanpaolo S.p.A.	$13,500,000
Scotia Capital (USA) Inc.	$13,500,000
SMBC Nikko Securities America, Inc.	$13,500,000
Multi-Bank Securities, Inc.	$4,500,000
Samuel A. Ramirez & Company, Inc.	$4,500,000

Total:	$450,000,000

The Agents expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the fifth business day following the date of this pricing supplement, or “T+5”. Trades of securities in the secondary market generally are required to settle in two business days, referred to as “T+2”, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes more than two business days before the Original Issue Date will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The prospectus, prospectus supplement and this pricing supplement may be used by the Company, BNY Mellon Capital Markets, LLC and any other affiliate controlled by the Company in connection with offers and sales relating to the initial sales of securities and any market-making transaction involving the securities after the initial sale. These transactions may be executed at negotiated prices that are related to market prices at the time of purchase or sale, or at other prices. The Company and its affiliates may act as principal or agent in these transactions.

The Agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

To the extent any Agent that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

We estimate that we will pay approximately $140,000 for expenses, excluding underwriting discounts and commissions.

In the ordinary course of their various business activities, the Agents and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, securities and instruments of the Company.